PEYTO

Exemption # 34773

Energy Trust

May 15, 2007

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's following press releases:

"Peyto Energy Trust announces cash distributions for April 13th, 2007" dated March 15, 2007
"Peyto Energy Trust announces cash distributions for May 15th 2007" dated April 16, 2007
"Peyto Energy Trust announces first quarter 2007 results" dated May 9, 2007
"Peyto Energy Trust announces cash distributions for June 15, 2007" dated May 15, 2007

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter, and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Jennifer Perrott
Administrative Coordinator
Encl.

Exemption # 34773

FOR IMMEDIATE RELEASE: MARCH 15, 2007

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR APRIL 13, 2007

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to March 2007 of $0.14 per trust unit is to be paid on April 13, 2007, for unitholders of record on March 31, 2007. The ex-distribution date is March 28, 2007.

Peyto believes that the foundation for sustainable distributions comes from long life, high quality reserves combined with a business of profitably finding and developing new reserves. Our business remains committed to this strategy and our asset base continues to lead the industry in reserve life and operating costs. As our current distribution level is well balanced with our business needs and high quality assets, we believe it is sustainable and continues to offer the prospect of growth in the future.

Peyto currently has 106 million trust units outstanding and remains committed to building value through the exploration and development of high quality gas properties.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information please contact:

Darren Gee
President & CEO
Phone: (403) 237-8911
Fax: (403) 451-4100

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

FOR IMMEDIATE RELEASE: APRIL 16, 2007

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR MAY 15, 2007

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to April 2007 of $0.14 per trust unit is to be paid on May 15, 2007, for unitholders of record on April 30, 2007. The ex-distribution date is April 26, 2007.

Peyto believes that the foundation for sustainable distributions comes from long life, high quality reserves combined with a business of profitably finding and developing new reserves. Our business remains committed to this strategy and our asset base continues to lead the industry in reserve life and operating costs. As our current distribution level is well balanced with our business needs and high quality assets, we believe it is sustainable and continues to offer the prospect of growth in the future.

Peyto currently has 105.7 million trust units outstanding and remains committed to building value through the exploration and development of high quality gas properties.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information please contact:

Darren Gee
President & CEO
Phone: (403) 237-8911
Fax: (403) 451-4100

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

Exemption # 34773

NEWS RELEASE

MAY 9, 2007 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES FIRST QUARTER 2007 RESULTS

CALGARY, ALBERTA –Peyto Energy Trust ("Peyto") operates a conventional oil and gas business that develops unconventional assets and delivers superior results. Peyto designs, drills and builds high quality, long life natural gas assets located in Alberta's premier gas exploration area, the Deep Basin. Peyto is pleased to present the operating and financial results for the first quarter of the 2007 fiscal year.

The following summarizes the Trust's foundation.

- Long reserve life - Proved 14 years, Proved plus Probable 20 years from the end of 2006
- Low operating costs - $2.84/boe (three months ending March 31, 2007)
- Low base general and administrative costs - $0.98/boe (three months ending March 31, 2007)
- High revenue per boe - $50.32/boe before hedging, $58.84/boe after hedging (three months ending March 31, 2007)
- High field netback – $44.82/boe (three months ending March 31, 2007)
- High operatorship – Peyto operates over 95% of its production
- Low cash distribution payout ratio – total distributions were 57% of funds from operations for the three months ended March 31, 2007
- Low debt to funds from operations ratio – 1.4 (net debt, before provision for future compensation, divided by annualized first quarter 2007 funds from operations)
- Distribution growth – distributions have been increased 5 times, never decreased, and are now 87% higher than when the trust was formed in July 2003.
- Since inception, Peyto has raised a total of $406 million issuing units from treasury, accumulated earnings of $588 million, and distributed $489 million to unitholders
- Transparent capital structure - no convertible debentures, no exchangeable shares, no stock options, no warrants

The following summarizes performance highlights of the business for the first quarter of 2007.

- Capital expenditures – $30 million was invested into finding and developing new natural gas reserves in the quarter, a 79% reduction from Q1 2006
- Production - decreased 6% from 22,622 boe/d in the first quarter of 2006 to 21,305 boe/d in the first quarter of 2007
- Production per unit - decreased 14% from the first quarter of 2006, after adjusting for debt and future unrealized performance based compensation
- Per unit funds from operations – decreased 2% from the previous year to $0.74/unit
- Future sales – Peyto had a $16.3 million hedging gain for the quarter from future sales, versus a hedging loss of $5.8 million in the first quarter of 2006
- Distributions per unit increased by 5% from the first quarter of 2006 while the cash payout ratio remained low at 57% compared to 53% in the first quarter of 2006. A total of $44.4 million or $0.42 per unit was distributed to unitholders in the first quarter of 2007.

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

	3 Months Ended Mar. 31		%
	2007	2006	Change
Operations			
Production			
Natural gas (mcf/d)	**106,183**	110,878	*(4)%*
Oil & NGLs (bbl/d)	**3,607**	4,143	*(13)%*
Barrels of oil equivalent (boe/d @ 6:1)	**21,305**	22,622	*(6)%*
Product prices			
Natural gas ($/mcf)	**9.77**	9.26	*6%*
Oil & NGLs ($/bbl)	**59.79**	57.12	*5%*
Operating expenses ($/boe)	**2.84**	1.81	*57%*
Transportation ($/boe)	**0.59**	0.63	*(6)%*
Field netback ($/boe)	**44.82**	40.02	*12%*
General & administrative expenses ($/boe)	**0.98**	0.06	*1533%*
Interest expense ($/boe)	**2.96**	1.36	*118%*
Financial ($000, except per unit)			
Revenue	**112,825**	113,717	*(1)%*
Royalties (net of ARTC)	**20,326**	27,258	*(25)%*
Funds from operations	**78,364**	78,617	-
Funds from operations per unit	**0.74**	0.76	*(2)%*
Total distributions	**44,350**	41,517	*7%*
Total distributions per unit	**0.42**	0.40	*5%*
Payout ratio	**57**	53	*8%*
Cash distributions (net of DRIP)	**44,350**	34,665	*28%*
Payout ratio	**57**	44	*30%*
Earnings	**56,833**	45,293	*25%*
Earnings per diluted unit	**0.54**	0.44	*23%*
Capital expenditures	**30,478**	145,094	*(79)%*
Weighted average trust units outstanding	**105,542,484**	103,910,640	*2%*
As at March 31			
Net debt (before future compensation expense)	**427,263**	372,073	
Unitholders' equity	**506,901**	449,414	
Total assets	**1,142,438**	1,037,191	

	12 Months Ended Mar. 31	
	2007	2006
Net Earnings	**56,833**	45,293
Items not requiring cash:		
Non-cash provision for performance based compensation	**6**	4,822
Future income tax expense	**1,639**	8,677
Depletion, depreciation and accretion	**19,836**	19,825
Funds from operations [(1)]	**78,364**	78,617

[(1)] *Funds from operations*

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before performance based compensation, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be

construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

Quarterly Review

During the first quarter, Peyto invested $30 million into drilling, completing and connecting new gas wells. Drilling and completions accounted for $25 million while wellsite equipment and pipelines accounted for $4 million. Minor investments in new land, seismic and facilities made up the balance.

Peyto's capital expenditures have always been driven to achieve above average rates of return. It was recognized in 2006 that the cost environment was impeding that goal. The following table illustrates a deliberate effort to reduce capital investments, while awaiting lower service costs and improved rates of return. This resulted in cashflow exceeding the total of the distributions and capital expenditures for the second quarter in a row. The difference contributed towards the quarterly net debt reduction of $6.4 million.

	2007	2006				2005		
$ millions	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Funds from operations	**78.4**	77.4	72.4	77.5	78.6	86.6	77.2	66.5
Distributions	**(44.4)**	(44.2)	(44.1)	(43.9)	(41.5)	(36.8)	(35.5)	(33.9)
Capital Expenditures	**(30.5)**	(28.4)	(71.2)	(67.2)	(145.1)	(107.6)	(93.0)	(58.7)
Total	**3.5**	4.7	(43.0)	(33.6)	(108.0)	(57.8)	(51.3)	(26.1)

Peyto drilled and cased 13 gross (10 net or 78% net ownership) wells in the quarter, completed 22 gross (17 net) gas zones and brought 16 gross (11 net) zones on-stream. Operations were split between new expansion areas, where seasonal access restricts activity, and the Greater Sundance area where there is more immediate access to Peyto owned processing capacity. Average production declined from 22,550 boe/d in the fourth quarter 2006 to 21,305 boe/d in the first quarter 2007. This decline was anticipated as the reduced activity level was not expected to fully replace the decline of flush production added in 2006. Quarterly production was comprised of 106 mmcf/d of natural gas and 3,607 bbl/d of oil and natural gas liquids.

Operating costs for the first quarter 2007 were $2.84/boe, up $1.03/boe from the same period in 2006. Peyto had 5 gas processing plants in operation during the quarter as opposed to 3 plants a year ago. As capacity utilization improves, per unit cost for these plants will decrease. Other contributors to the operating cost increase were chemicals, field labor and utilities. Chemical costs contributed to approximately 35% of the increase while labor and power costs contributed to approximately 30% of the increase. Some of these cost components are expected to remain higher while others, such as chemicals, will fluctuate with product prices. Methanol prices, for example, the largest contributor to chemical costs, have since decreased from approximately $0.70/liter in March 2007 to $0.50/liter in May 2007. Despite inflationary pressure in operating costs, Peyto continues to lead the trust sector by a wide margin.

Royalty payments for the quarter were down $2.80/boe from $13.39/boe to $10.59/boe. This decrease was primarily due to lower natural gas prices and reduced production per well. As a result of these total cost reductions and slightly improved prices, field netbacks increased from $40.02/boe in Q1 2006 to $44.82/boe in Q1 2007.

Natural gas prices, after hedging, averaged $9.77/mcf for the period, up 11% from the previous quarter and 6% from the first quarter of 2006. Oil and natural gas liquids prices, after hedging, averaged $59.79/bbl for the quarter, which were 9% higher than the previous quarter and 5% higher than a year ago.

After review of the annual independent engineering evaluation of Peyto's reserves, the banking syndicate has increased bank lines by 17% from $450 million to $525 million. This increase is consistent with Peyto's assessment of the incremental value created in 2006.

Activity Update

To date, in 2007, Peyto has brought on 22 gross (15 net) zones accounting for approximately 1,700 boe/d of new production. The cost to add new production has declined significantly, as compared to Q1 2006, as capital has

been allocated to those lower risk drilling locations that offered more timely conversion to production. Since the end of the first quarter, no new wells have been drilled due to the onset of spring breakup.

Spring breakup is not expected to be abnormally long this year and a return to field operations is anticipated in late May. Three drilling rigs are currently scheduled to commence operations in core areas drilling low risk, premium opportunities. It is anticipated that as service costs continue to improve throughout the second quarter, more will be accomplished with this reduced level of capital spending. Material decreases in service costs have already been observed.

Marketing

Peyto's marketing strategy smoothes out short term fluctuations in the price of both natural gas and natural gas liquids through future sales. First quarter 2007 natural gas prices, before hedging, averaged $8.17/mcf or 16% lower than a year ago. Oil and natural gas liquids prices averaged $56.82/bbl or 8% less than a year ago. Hedging gains of $1.60/mcf on gas and $2.97/bbl on liquids resulted in a total quarterly hedging gain of $16.3 million or $8.52/boe.

As at March 31, 2007, Peyto had committed to the forward sale of 15,105,000 gigajoules (GJ) of natural gas at an average price of $7.95 per GJ. Based on the historical heating value of Peyto's natural gas, the price per mcf on this forward sale will be $9.30, which is 95% of the price Peyto realized in the first quarter of 2007. As a proxy for condensate, Peyto has committed to the forward sale of 200,800 barrels of crude oil at an average price of $82.12 per barrel.

Outlook

Mr. John Boyd will be retiring from the board of directors after the annual meeting of unitholders on May 29, 2007. Mr. Boyd is a very successful private investor and Peyto was honored that he chose to serve on the board. On behalf of the directors, staff and unitholders of Peyto, the board would like to thank John for his contributions over the last five years.

The Peyto strategy is to use its technical expertise and ability to execute ideas to generate solid returns on the capital invested. Commitment to this strategy is unwavering. Although there are now additional resources available, due to an expanded credit facility, capital will only be invested when the environment is right to maximize returns. In the meantime, the Peyto technical team continues to build upon an inventory of top quality drilling opportunities. To fully understand the value of Peyto, please visit the Peyto website at www.peyto.com where there is a wealth of information designed to inform and educate investors.

Conference Call and Webcast

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2007 first quarter results on Thursday, May 10, 2007 at 9:00 a.m. Mountain Standard Time (MST), 11:00 a.m. Eastern Standard Time (EST). To participate live by phone, please call 1-416-644-3419 or toll free 1-800-731-5774 for all participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or toll free 1-877-289-8525 for all other parties, using passcode 21227425, followed by the pound key. The replay will be available at 11:00 a.m. MST, 1:00 p.m. EST Thursday, May 10, 2007 until midnight EST on Thursday, May 17, 2007. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1811920. The archived conference call will be available on the Peyto website at www.peyto.com.

Annual General Meeting

The Trust's Annual General Meeting of Unitholders is scheduled for 2:30p.m. on Tuesday, May 29, 2007 at the McLeod Hall A, Telus Convention Centre, 120 – 9th Avenue SE, Calgary, Alberta.

Darren Gee
President and Chief Executive Officer
May 9, 2007

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions,

volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exemption #34773

FOR IMMEDIATE RELEASE: MAY 15, 2007

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR JUNE 15, 2007

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to May 2007 of $0.14 per trust unit is to be paid on June 15, 2007, for unitholders of record on May 31, 2007. The ex-distribution date is May 29, 2007.

Peyto believes that the foundation for sustainable distributions comes from long life, high quality reserves combined with a business of profitably finding and developing new reserves. Our business remains committed to this strategy and our asset base continues to lead the industry in reserve life and operating costs. As our current distribution level is well balanced with our business needs and high quality assets, we believe it is sustainable and continues to offer the prospect of growth in the future.

Peyto currently has 105.7 million trust units outstanding and remains committed to building value through the exploration and development of high quality gas properties.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information please contact:

Darren Gee
President & CEO
Phone: (403) 237-8911
Fax: (403) 451-4100

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

END